July 19, 2024

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Liz Packebusch, Staff Attorney and Irene Barberena-Meissner, Staff Attorney,

Division of Corporation Finance, Office of Energy & Transportation

Re:	Alternus Clean Energy, Inc. Registration Statement on Form S-1, as amended Originally Filed January 19, 2024, as amended May 6, 2024, July 1, 2024, and July 1, 2024. File No. 333-276630

Dear Ladies and Gentlemen:

On behalf of our client, Alternus Clean Energy, Inc. (the “Company”), we submit this letter setting forth the response of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 16, 2024, preceded by the prior comment letter dated May 24, 2024 (together, the “Comment Letter”) with respect to the Company’s Amendment No.4 to the Registration Statement on Form S-1 (the “Registration Statement”), as amended.

For your convenience, we have reproduced below in italics the text of the Comment Letter, followed by the Company’s response. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1 Filed July 1, 2024

Amendment No. 3 to Registration Statement on Form S-1 filed July 1, 2024

Risk Factors

The shares of common stock being offered in this prospectus represent a substantial percentage of our outstanding common stock..., page 35

1.	We note your response to prior comment three, including revised disclosure indicating that the number of shares that may be sold by the selling securityholders under the instant registration statement exceeds the number of shares of your total common stock constituting your public float, and represents approximately 495% of your public float and approximately 98% of your outstanding shares of common stock. We further note your added risk factor disclosing that, in connection with the 3i Note Transaction, you are obligated to register up to 35,334,165 shares of your common stock that may be issuable pursuant to the Convertible Note and the 3i Warrant in a Registration Statement on Form S-1 (File No. 333- 278994). Please revise your disclosure to clarify the cumulative effect that the number of shares that may be sold by the selling securityholders under both registration statements will have on the percentage of your public float and percentage of your outstanding shares of common stock.

Company Response. The Company acknowledges the Staff’s comment and has made the requested additional disclosure in the Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 44

2.	Please revise your disclosure in this section to discuss risks to the Company with respect to the Forward Purchase Agreement. In this regard, we note your response to prior comment 10 regarding such risks on page 5 of your letter dated June 28, 2024.

Company Response. The Company acknowledges the Staff’s comment and has made the requested changes and additional disclosure in relevant sections of the Registration Statement.

Description of Our Securities

Warrants

Public Warrants, page 108

3.	We note your response to prior comment 7 and reissue it in part. We note your disclosure that the Public Warrants are currently trading on the OTC Markets under the trading symbol: OTC: ACLEW. Where it appears the Public Warrants trade, specifically, on the OTC Pink Tier, please revise your disclosure accordingly.

Company Response. The Company acknowledges the Staff’s comment and has made the requested changes and additional disclosure in relevant sections of the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. Please direct any questions or comments regarding the foregoing to Jeffrey P. Wofford, Esq. of Sichenzia Ross Ference Carmel LLP at (347) 824-8600 or Taliesin Durant, Chief Legal Officer to the Company at 207 530 2345.

Very truly yours,

/s/ Jeffrey P. Wofford, Esq.
Jeffrey P. Wofford, Esq.
Sichenzia Ross Ference Carmel LLP

cc:	Taliesin Durant, CLO Alternus Clean Energy, Inc.